UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

Merger

☒	Liquidation
Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Oaktree Funds

3.	Securities and Exchange Commission File No.:

811-22997

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒   Initial Application                Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John Edwards
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
(213) 830-6229

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th Fl. Los Angeles, CA (213) 830-6300	U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202 (833) 612-1912	Bank of New York Mellon One Wall Street New York, NY 10286 (617) 382-4178	Quasar Distributors, LLC 777 East Wisconsin Avenue Milwaukee, WI 53202 (833) 612-1912

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☒       Management company

Unit investment trust; or
Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☒    Open-end                Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Oaktree Capital Management, L.P.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC
777 East Wisconsin Avenue
Milwaukee, WI 53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
    Yes             ☒    No

If Yes, for each UIT state (name, file no. and business address):

Not applicable.

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒    Yes                 No

If Yes, state the date on which the board vote took place:

August 10, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
       Yes             ☒    No

If Yes, state the date on which the shareholder vote took place:
If No, explain:

The Fund liquidated in accordance with its organizational documents, which permits the liquidation upon the approval of a majority of the Board without submitting the matter for approval by shareholders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒    Yes                 No

(a)	If Yes, list the date(s) on which the fund made those distributions:

September 13, 2018
September 17, 2018

(b)	Were the distributions made on the basis of net assets?

                   Yes             ☒     No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes                No

(d)
If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Distributed according to share ownership as referenced in (c) above.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

    ☒     Yes               No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

94.6% by Oaktree Fund GP II LP

17.	Closed-end funds only:
Not Applicable.

Has the fund issued senior securities?

    Yes             ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒    Yes                No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    Yes             ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
    Yes            ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(b)	Why has the fund retained the remaining assets?

Not Applicable.

(c)	Will the remaining assets be invested in securities?

Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
    Yes             ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $10,211

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $6,380
Transfer Agent Expenses: $6,380
Printing and Mailing: $0
Blue Sky: $0
Audit: $0

(iv)	Total expenses (sum of lines (i) - (iii) above): $16,591

(b)	How were those expenses allocated?

Pro rata net assets across classes of the one fund.

(c)	Who paid those expenses?

Oaktree High Yield Bond Fund

(d)	How did the fund pay for unamortized expenses (if any)?

                            Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
    Yes             ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
                                       Not Applicable

(b)	State the Investment Company Act file number of the fund surviving the Merger:

           Not Applicable

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
             Not Applicable

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Oaktree Funds;  (ii) he is the President of Oaktree Funds; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John Sweeney
John Sweeney
President of Oaktree Funds
July 18, 2019